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                       THE MERIDIAN RESOURCE CORPORATION
                        1401 ENCLAVE PARKWAY, SUITE 300
                              HOUSTON, TEXAS 77077

December 3, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis

     Re: The Meridian Resource Corporation
         Annual Report on Form 10-K for the fiscal year ended December 31, 2006 Filed March 15, 2007
         File No. 1-10671

Dear Ms. Davis:

     In its letter dated November 6, 2007, the staff ("Staff") of the Securities and Exchange Commission ("SEC") provided to The Meridian Resource Corporation (the "Company") comments with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the "Comments").

     Set forth below are the responses of the Company to such Comments and proposed amendments to our 2006 Form 10-K after discussions with the Company's independent registered public accountants. The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments. In addition, we are concurrently filing on EDGAR a separate letter responding to additional comments to our 2006 Form 10-K sent to us by the Staff by letter dated November 20, 2007.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Overview, page 22

1. We note your disclosure that indicates you plan on testing your nitrogen injection program in your Weeks Island field. Please tell us how you anticipate accounting for these costs including the costs of the nitrogen injectant to pressurize the reservoir. In addition, please clarify for us and in your document if you have determined secondary or tertiary reserves associated with this injection program.

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Securities and Exchange Commission
December 3, 2007
Page 2


RESPONSE: We intend to capitalize the cost of any enhanced recovery facilities associated with the Weeks Island field secondary recovery program to the full cost pool when incurred and, where appropriate, to exclude such costs from the amortization calculation until the reserves to be added by the project have been classified as proved or when the project is determined to be unsuccessful. Because the nitrogen injectants to be used to pressurize the reservoir are not expected to be recovered, we intend to charge the cost of those injectants to expense as incurred. Although our 2006 Form 10-K indicated that the program was expected to begin during the second or third quarters of 2007, we have now deferred the start date of that program to no earlier than the second quarter of 2008. Accordingly, as of December 31, 2006 and through the current date, our reserves as disclosed in the Form 10-K included no secondary or tertiary reserve volumes associated with the above or any other enhanced recovery program.

Liquidity and Capital Resources, page 32

2. We note your disclosure that indicates operating cash flows were affected by hurricane insurance claim proceeds. Please tell us how you considered the guidance of paragraph 22(c) of SFAS 95 to arrive at your conclusion that these cash flows should be reflected in the operating activities section of your Statement of Cash Flows.

RESPONSE: Historically, the petroleum industry has expensed cost, when incurred, that related to restoration or maintaining production. Accordingly, the Company recorded hurricane damages as repairs since those expenditures did not add any additional oil or natural gas reserves nor did it change the reserve lives. Further, these expenditures did not increase the useful life or salvage value of our equipment and facilities. This accounting treatment is similar to that of an expensed workover. To the extent that these repairs were covered by insurance the reimbursable portion was recorded to accounts receivable and was reflected in the changes in assets and liabilities section of the Consolidated Statement of Cash Flows. Paragraph 22(c) of SFAS 95 states that cash inflows from operating activities include cash receipts from proceeds of insurance settlements that are not directly related to investing or financing activities; this describes our insurance proceeds and is how we presented them on our Consolidated Statement of Cash Flows. Therefore, the Company presented insurance receipts in the operating section of the Consolidated Statement of Cash Flows, since we recorded hurricane repairs as an expense.

Critical Accounting Policies and Estimates

Full Cost Ceiling Test, page 35

3. We note you have recorded a full cost ceiling test adjustment based on September 30, 2006 oil and natural gas prices. We further note that Henry Hub prices for natural gas recovered to levels in excess of June 30, 2006 prices on October 18, 2006. Please refer to SAB Topic 12:D.3.c. and tell us why you believe your oil and gas properties were impaired as of September 30, 2006.

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Securities and Exchange Commission
December 3, 2007
Page 3


RESPONSE: Management of the Company believes our oil and natural gas properties were, in fact, impaired at September 30, 2006 primarily as a result of a significant increase in our capitalized cost base over a period of the prior three years accompanied by a steady decline in the level of proved reserves over the same period. The impairment could have been reduced had we elected to take advantage of the SEC waiver that you have referred to in your letter. While we did consider the use of the waiver, we believed that commodity prices were very volatile subsequent to September 30, 2006 and we expected them to continue to be so. Further, we interpreted the waiver provision as elective and we chose not to utilize that option. As a result, we believe our use of the September 30, 2006 prices for the calculation of the ceiling impairment represents the most responsible and transparent approach to the financial management of our business.

Financial Statements

Consolidated Balance Sheet, page 44

4. Please tell us why you have classified restricted cash as a current asset on your balance sheet.

RESPONSE: The restricted cash line item was separately designated for the payment to certain third party revenue interest owners expected to be paid within a twelve month period from the balance sheet date. Furthermore, a corresponding liability exists within the revenues and royalties payable for the same amount, resulting in a net zero effect on working capital.

Note 2 - Summary of Significant Accounting Policies

Hurricane Damage Repairs, page 50

5. We note your disclosure that states the final claim settlement negotiations were concluded in February 2007 and 2006 expenses have been adjusted to reflect the forthcoming settlement payment. Please explain why you believe it was appropriate to modify your financial statements as of December 31, 2006 for settlement negotiations that occurred in your first fiscal quarter of 2007. Please tell us how and by how much your financial statements changed. In addition, please clarify if the insurance proceeds presented in operating cash flows discussed in our comment number three above, were actually received prior to December 31, 2006.

RESPONSE: The Company's description of "settlement" was to describe that we had come to a final determination of insurance reimbursement in February 2007. At December 31, 2006 the Company had estimated the hurricane expense to be $40,000 higher than the revised estimate when considering the final insurance reimbursement. Therefore, the Company recorded an adjustment to revise the hurricane expenses based on more current information.

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Securities and Exchange Commission
December 3, 2007
Page 4


     Insurance proceeds present in the operating cash flows discussed in your Comment number two were received prior to December 31, 2006.

Note 7 - Commitments and Contingencies, page 57

6. Please modify your contingency disclosures to present your conclusions regarding the likelihood of loss based on the criteria discussed in SFAS 5.

RESPONSE: We will modify the language in the footnote to present our conclusions regarding the likelihood of loss associated with our legal matters so that Note 7 would read in its entirety as follows:

7.   COMMITMENTS AND CONTINGENCIES

LITIGATION

H. L. HAWKINS LITIGATION. In December 2004, the estate of H.L. Hawkins filed a claim against Meridian for damages "estimated to exceed several million dollars" for Meridian's alleged gross negligence, willful misconduct and breach of fiduciary duty under certain agreements concerning certain wells and property in the S.W. Holmwood and E. Lake Charles Prospects in Calcasieu Parish in Louisiana, as a result of Meridian's satisfying a prior adverse judgment in favor of Amoco Production Company. Mr. James Bond has been added as a defendant by Hawkins claiming Mr. Bond, when he was General Manager of Hawkins, did not have the right to consent, could not consent or breached his fiduciary duty to Hawkins if he did consent to all actions taken by Meridian. Mr. Bond was employed by H.L. Hawkins Jr. and his companies as General Manager until 2002.
He served on the Board of Directors of the Company from March 1997 to August 2004. After Mr. Bond's employment with Mr. Hawkins, Jr. and his companies ended, Mr. Bond was engaged by The Meridian Resource & Exploration LLC as a consultant. Mr. Bond is also the father-in-law of Michael J. Mayell, the President of the Company. Management continues to vigorously defend this action on the basis that Mr. Hawkins individually and through his agent, Mr. Bond, agreed to the course of action adopted by Meridian and further that Meridian's actions were not grossly negligent, but were within the business judgment rule. The Company is unable to express an opinion with respect to the likelihood of an unfavorable outcome of this matter or to estimate the amount or range of potential loss should the outcome be unfavorable. Therefore, the Company has not provided any amount for this matter in its financial statements at December 31, 2006.

TITLE/LEASE DISPUTES. Title and lease disputes may arise in the normal course of the Company's operations. These disputes are usually small but could result in an increase or decrease in reserves once a final resolution to the title dispute is made.

ENVIRONMENTAL LITIGATION. Various landowners have sued Meridian (along with numerous other oil companies) in lawsuits concerning several fields in which the Company has had operations. The lawsuits seek injunctive relief and other relief, including unspecified amounts in both actual and punitive damages for alleged breaches of mineral leases and alleged failure to restore the plaintiffs' lands from alleged contamination and otherwise from the Company's oil and natural gas operations. In some of the lawsuits, Shell Oil Company and SWEPI LP have demanded contractual indemnity and defense from Meridian based upon the terms of the purchase and sale agreement related to the fields, and in another lawsuit, Exxon Mobil Corporation has demanded contractual indemnity and defense from Meridian on the basis of a purchase and sale agreement related to the field(s) referenced in the lawsuit; Meridian has challenged such demands.
In some cases, Meridian has also demanded defense and indemnity from their subsequent purchasers of the fields. The Company is unable to express an opinion with respect to the likelihood of an unfavorable outcome of these matters or to estimate the amount or range of potential loss should any outcome be unfavorable. Therefore, the Company has not provided any amount for this matter in its financial statements at December 31, 2006.

LITIGATION INVOLVING INSURABLE ISSUES. There are no other material legal proceedings which exceed our insurance limits to which the Company or any of its subsidiaries is a party or to which any of its property is subject, other than ordinary and routine litigation incidental to the business of producing and exploring for crude oil and natural gas.

7. Please expand your disclosure concerning your H.L. Hawkins litigation to more clearly explain the relationship of Mr. James Bond to the company.

RESPONSE: Please see our response to Comment 6 above.

Taxes on Income, page 58

8. We note your disclosure regarding tax net operating loss carryforwards. Please explain to us in greater detail what you mean by your disclosure that indicates you have not made a final determination if an election will be made to capitalize all or part of these items for tax purposes. We note you have recognized a deferred tax asset associated with these NOLs.

RESPONSE: The Company is classified as an Independent Producer for federal income tax purposes. As a result, the Company has the option to elect, in any given year, to capitalize all, or any part, of intangible drilling costs incurred in order to maximize the use of available net operating losses prior to expiration as well as other tax planning strategies. The final determination of the Company's annual election is not made until a time prior to the actual filing of the tax return, typically in September of the following year.

Note 19 - Supplemental Oil and Natural Gas Disclosures (Unaudited)

Standardized Measure, page 73

9. Please remove your subtotal of "Future net cash flows before income taxes", as this presentation is not contemplated by paragraph 30 of SFAS 69.

RESPONSE: We will remove the referenced subtotal line in the Standardized
     Measure footnote so that the section of Note 19 captioned "Standardized Measure of Discounted Future Net Cash Flows" would read in its entirety as follows:

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

The information that follows has been developed pursuant to SFAS No. 69 and utilizes reserve and production data reviewed by our independent petroleum consultants. Reserve estimates are inherently imprecise and estimates of new discoveries are less precise than those of producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.

The estimated discounted future net cash flows from estimated proved reserves are based on prices and costs as of the date of the estimate unless such prices or costs are contractually determined at such date. Actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. Future income tax expense has been reduced for the effect of available net operating loss carryforwards.

The following table sets forth the components of the standardized measure of discounted future net cash flows for the years ended December 31, 2006, 2005 and 2004 (thousands of dollars):

                                                                     AT DECEMBER 31,
                                                           ----------------------------------
                                                              2006        2005         2004
                                                           ---------   ----------   ---------
Future cash flows                                          $ 657,584   $1,122,282   $ 897,839
Future production costs                                     (150,462)    (163,804)   (139,112)
Future development costs                                     (64,417)     (55,212)    (39,352)
Future taxes on income                                       (46,034)    (201,582)   (135,472)
                                                           ---------   ----------   ---------
Future net cash flows                                        396,671      701,684     583,903
Discount to present value at 10 percent per annum            (68,772)    (144,481)   (113,546)
                                                           ---------   ----------   ---------
Standardized measure of discounted future net cash flows   $ 327,899   $  557,203   $ 470,357
                                                           =========   ==========   =========

The average expected realized price for natural gas in the above computations was $5.69, $10.40 and $6.40 per Mcf at December 31, 2006, 2005, and 2004,
respectively. The average expected realized price used for crude oil in the above computations was $63.32, $59.37 and $42.33 per Bbl at December 31, 2006, 2005, and 2004, respectively. No consideration has been given to the Company's hedged transactions.

     In connection with responding to the Comments of the Staff above, we acknowledge that:

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Securities and Exchange Commission
December 3, 2007
Page 5


     - we are responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the SEC from taking any action with respect to the filing; and

     - we may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 597-7040.

                                        Very truly yours,


                                        /s/ Lloyd V. DeLano
                                        ----------------------------------------
                                        Senior Vice President and Chief
                                        Accounting Officer